Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 18 October 2023

THIRD QUARTER REPORT FOR PERIOD ENDED 30 SEPTEMBER 2023

Delivering reliable production

•

Delivered quarterly production of 47.8 MMboe (520 Mboe/day), up 8% from Q2 2023 following completion of planned turnaround and maintenance activities. Full-year production guidance has been narrowed to 183 – 188 MMboe.

•	Delivered sales volume of 53.3 MMboe, up 10% from Q2 2023, primarily due to higher production.

•	Delivered revenue of $3,259 million, up 6% from Q2 2023, due to higher production offset by lower realised prices.

•	Achieved a portfolio average realised price of $60.2/boe.

•	Sold 29% of produced LNG at prices linked to gas hub indices.

•	Achieved first production at Shenzi North in September 2023, ahead of the 2024 target.

Executing major projects

•	The Scarborough and Pluto Train 2 project was 46% complete at the end of the period, with fabrication of the floating production unit (FPU) and Pluto Train 2 modules progressing.

•

The Sangomar project was 90% complete at the end of the period, with 14 of 23 wells drilled and completed. The floating production storage and offloading (FPSO) topsides integration and pre-commissioning works continued in Singapore.

•	The Trion field development plan (FDP) was approved by the Mexican regulator, with the project now moving into execution phase.

Carbon and new energy

•	The H2OK final investment decision (FID) has been delayed pending more certainty regarding Government tax incentive qualifications and customer offtake agreements.

•

Substantially completed installation works within Pluto LNG and progressed commercial agreements including solar farm and battery energy storage system agreements to support Woodside Solar targeted FID readiness of 2023.

Woodside CEO Meg O’Neill said the quarter-on-quarter increase in output to 47.8 million barrels of oil equivalent was underpinned by strong operating results at Pluto LNG.

“The 99.9% reliability achieved at Pluto during the third quarter followed the completion of a maintenance turnaround in June.

“Production from North West Shelf was impacted by planned turnaround and maintenance activities in the quarter, but the facility’s reliability was still exceptional at 98.9%.

“Woodside’s project teams made strong progress over the course of the quarter.

“In September, first production at the Shenzi North tieback in the US Gulf of Mexico was achieved ahead of the original 2024 schedule. Production at Mad Dog Phase 2 offshore Louisiana, which started up in April, continued to ramp up during the quarter.

“Activity at Scarborough and Pluto Train 2 increased as planned and the project is now 46% complete. Installation of the nearshore component of the Scarborough trunkline commenced and fabrication of the floating production unit topsides and hull continued.

“Site construction works for Pluto Train 2 are progressing and we have awarded the engineering, procurement and construction contract for the Pluto Train 1 modifications that will allow it to process Scarborough gas.

“The Federal Court’s 28 September decision that the Commonwealth Environment Plan for the Scarborough offshore seismic survey is invalid has not impacted our target for first LNG cargo in 2026. The decision does however highlight the urgent need for reform of Australia’s offshore approvals process.

“Uncertainty over approvals has the potential to add cost and delays to any offshore activities to be undertaken in Australia. In the case of gas projects, such uncertainty threatens the delivery of much-needed new supplies to the Western Australian domestic market, as well as undermining the confidence of our regional trading partners.

“The importance of Scarborough to regional energy security was demonstrated in August when LNG Japan agreed to purchase a 10% non-participating interest in the joint venture.

“As part of a broader strategic relationship, Woodside and LNG Japan, owned by Sumitomo Corporation and Sojitz Corporation also entered into a non-binding heads of agreement for the sale and purchase of approximately 0.9 million tonnes per annum of LNG for 10 years commencing in 2026. In addition, we entered into non-binding agreements with Sumitomo and Sojitz to collaborate on new energy opportunities globally.

“At Sangomar in Senegal, another two of the 23 planned wells were drilled, taking the total now completed to 14. Pre-commissioning work at the floating production storage and offloading vessel continued in Singapore. Overall, the Sangomar project is 90% complete and we remain on track for targeted first oil in mid-2024.

“A significant milestone for our deepwater Trion project was passed during the quarter, with the approval of the field development plan by the Mexican regulator. Project execution activities at Trion are progressing.

“In new energy, progress was made on contracts for the plant construction scope and other critical packages at our proposed H2OK facility in Oklahoma. Technical work to support readiness for a final investment decision at H2OK is expected to be completed in 2023, although a decision itself has been delayed, pending clarification of government tax incentives and the finalisation for offtake agreements.

“During the quarter we signed two non-binding memoranda of understanding with a total of four Japanese companies to jointly study potential carbon capture and storage (CCS) value chains between Australia and Japan. We believe that with collaboration between industry partners and governments CCS could provide a pathway to help our Japanese customers decarbonise,” she said.

Comparative performance at a glance

		Three months ended					Year to date
		Sep 2023	Jun 2023	Change %	Sep 2022	Change %	Sep 2023	Sep 2022[1]	Change %
Production[2]	MMboe	47.8	44.5	8%	51.2	(7%)	139.1	106.1	31%
	Mboe/day	520	489		557		510	389
Sales	MMboe	53.3	48.4	10%	57.1	(7%)	152.1	116.7	30%
	Mboe/day	579	532		621		557	428
Revenue	$ million	3,259	3,084	6%	5,858	(44%)	10,673	11,691	(9%)

Operational overview

Production

•	Production increased compared to the previous quarter to 47.8 MMboe primarily due to:

○	higher production from Pluto LNG and Ngujima-Yin following completion of planned turnaround and maintenance activities

○	high LNG reliability at Australian operated assets, with Pluto LNG and the North West Shelf (NWS) Project achieving 99.9% and 98.9% reliability respectively for the quarter

○	higher production on Mad Dog due to the continued ramp up at the Argos platform.

This was partly offset by lower NWS production due to planned turnaround and maintenance activities on the North Rankin Complex, Goodwyn Platform and Karratha Gas Plant, with production recommencing in September 2023.

•	Production from Bass Strait was lower than the corresponding quarter in 2022 due to lower gas demand following a warmer winter.

Gulf of Mexico

•	First production was successfully achieved at Shenzi North in September 2023 ahead of the 2024 target.

•	A maintenance turnaround of the Shenzi facility was completed on schedule.

•	Production continues to ramp up at the Argos platform with seven wells now online.

Australia Oil

•	The Ngujima-Yin FPSO recommenced production in July following successful completion of the five-yearly maintenance turnaround in a Singapore drydock.

Greater Angostura

•

In July 2023, a valve bolt failure on the Angostura gas export platform resulted in an unplanned gas release and emergency shutdown to stop the flow of gas. This incident is classified as a Tier 1 process safety event.[3] Production recommenced in August 2023 following completion of safety checks and remediation activities.

Decommissioning

•	The Enfield plug and abandonment (P&A) campaign continued with four wells permanently plugged. The plugging of 17 of 18 Enfield wells and removal of 16 of 18 xmas trees has been completed.

•	The Bass Strait P&A operations on Flounder, Bream A, and Kingfish A platforms continued with six wells plugged in the quarter.

[1]	September 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[2]

Q3 2023 includes 0.26 MMboe, Q2 2023 includes 0.23 MMboe and Q3 2022 includes 0.30 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

[3]	A typical Tier 1 process safety event is loss of containment of hydrocarbons greater than 500 kg (in any one-hour period).

•	Subsequent to the quarter, Woodside commenced removing the Nganhurra riser turret mooring which will be transported for cleaning and deconstruction in preparation for recycling or reuse.

Project and development activities

Scarborough

•	Installation of the trunkline nearshore component commenced and fabrication of the FPU topsides and hull continued.

•	The Pluto Train 2 project continued to ramp up, with both module fabrication and site construction works progressing.

•	In August 2023, Woodside entered into an agreement with LNG Japan to sell a 10% interest in the Scarborough Joint Venture.[4]

•	In September 2023, Woodside awarded the engineering, procurement and construction contract for Pluto Train 1 modifications. Engineering and procurement of long-lead items are progressing.

•

The Federal Court has set aside NOPSEMA’s acceptance of the Marine Seismic Survey Environment Plan on the basis that NOPSEMA’s decision to accept the environment plan with conditions relating to consultation was invalid.

•	Engagement continues with NOPSEMA on the outstanding Commonwealth Environment Plans.

•	The Scarborough and Pluto Train 2 project was 46% complete at the end of the period and first LNG cargo is targeted for 2026.

Sangomar Field Development Phase 1

•	FPSO topsides integration and pre-commissioning works continued in Singapore.

•	The development drilling program continued with 14 of 23 wells completed.

•	The subsea installation campaign was 80% complete, with the overall subsea work scope 96% complete at the end of the period.

•	The project was 90% complete at the end of the period and first oil is targeted for mid-2024.

Trion

•	The Mexican regulator, Comisión Nacional de Hidrocarburos, approved the Trion FDP in August 2023.

•	Awarded contracts for the drill rig; FPU and floating storage and offloading (FSO) installation; subsea trees and control system; subsea flexible piping and riser terminations.

•	Placed equipment orders for umbilical tubing and subsea manifolds.

•	Commenced FSO front-end engineering design activities and progressed shipyard engineering.

New energy and carbon solutions

H2OK

•	The H2OK FID has been delayed pending more certainty regarding Government tax incentive qualifications and customer offtake agreements.

•	Technical work to support FID readiness remains on target to be complete in 2023.

•	Contracting activities for the plant construction scope and other critical packages continued.

Woodside Solar

•	Installation works within the Pluto LNG facility have been substantially completed in readiness for power import.

•	Engagement continues with local, state and commonwealth authorities on key development and environmental approvals.

•	Progressed commercial agreements including for the solar farm and battery energy storage system infrastructure required for the power opportunity.

•	Woodside Solar is targeting FID readiness in 2023.

[4]	See “Woodside to sell 10% Scarborough interest to LNG Japan”, announced 8 August 2023.

Carbon origination

•

In August 2023, Woodside entered into an agreement for the offtake of carbon credits from the restoration of up to 7,000 hectares of mangroves in the Sine Saloum and Casamance regions of Senegal. Woodside is expected to receive up to 1.4 million carbon credits from this project over 30 years.

CCS opportunities

•	Entered into two non-binding memoranda of understanding with Japanese companies to enable studies of potential carbon capture and storage value chains between Japan and Australia.

Corporate activities

Hedging

•

Woodside has placed oil price hedges for approximately 21.8 MMboe of 2023 production at an average price of approximately $74.5 per barrel, of which approximately 16.5 MMboe has been delivered. As at the end of the period, Woodside hedged approximately 29.3 MMboe of 2024 production at an average price of approximately $75.7 per barrel.

•

Woodside also has a hedging program for Corpus Christi LNG volumes designed to protect against downside pricing risk. These hedges are Henry Hub and Title Transfer Facility (TTF) commodity swaps. Approximately 77% of Corpus Christi volumes for the remainder of 2023, approximately 41% of 2024 and approximately 4% of 2025 volumes have reduced pricing risk as a result of hedging activities.

•

The year-to-date pre-tax expense related to hedged positions is approximately $248 million, with $146 million pre-tax expense related to oil price hedges, $73 million pre-tax expense related to Corpus Christi hedges and $29 million pre-tax expense related to other hedge positions.

Investor Briefing Day 2023

•	Woodside’s Investor Briefing Day 2023 will be held in Sydney, Australia, on Wednesday, 8 November 2023, commencing at 09.30 AEDT / 06.30 AWST (16.30 CST on Tuesday, 7 November 2023).

•	A live webcast of the event will be available at https://webcast.openbriefing.com/wds-id-2023/

Update to 2023 full-year guidance

Woodside’s full-year 2023 production and capex guidance has been updated.

		Prior	Current
Production	MMboe	180 –190	183 – 188
Capital expenditure	$ billion	6.0 – 6.5	5.7 – 6.0
Gas hub exposure	% of produced LNG	27 – 33	No change

Contacts:

INVESTORS	MEDIA

Matthew Turnbull (Group)	Christine Forster
M: +61 410 471 079	M: +61 484 112 469
E: christine.forster@woodside.com

Sarah Peyman (Australia)
M: +61 457 513 249

Rohan Goudge (US)
M: +1 (713) 679-1550

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Production summary

		Three months ended			Year to date
		Sep 2023	Jun 2023	Sep 2022	Sep 2023	Sep 2022[5]
AUSTRALIA
LNG
North West Shelf	Mboe	6,590	8,746	9,694	25,009	20,132
Pluto[6]	Mboe	12,261	8,765	12,458	33,180	34,112
Wheatstone	Mboe	2,610	2,588	2,556	7,654	6,609

Total	Mboe	21,461	20,099	24,708	65,843	60,853

Pipeline gas
Bass Strait	Mboe	4,591	4,170	6,481	11,894	8,834
Other[7]	Mboe	3,472	3,080	3,389	9,589	5,834

Total	Mboe	8,063	7,250	9,870	21,483	14,668

Crude oil and condensate
North West Shelf	Mbbl	1,278	1,546	1,750	4,508	3,660
Pluto[6]	Mbbl	976	699	990	2,636	2,702
Wheatstone	Mbbl	477	425	494	1,310	1,192
Bass Strait	Mbbl	982	904	1,229	2,663	1,670
Macedon & Pyrenees	Mbbl	688	759	602	2,078	825
Ngujima-Yin	Mbbl	1,140	—	1,464	2,009	5,137
Okha	Mbbl	608	421	653	1,460	1,522

Total	Mboe	6,149	4,754	7,182	16,664	16,708

NGL
North West Shelf	Mbbl	276	339	324	907	733
Pluto[6]	Mbbl	53	45	52	148	118
Bass Strait	Mbbl	1,380	1,191	1,554	3,294	2,057

Total	Mboe	1,709	1,575	1,930	4,349	2,908

Total Australia[8]	Mboe	37,382	33,678	43,690	108,339	95,137

	Mboe/day	406	370	475	397	348

[5]	September 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[6]

Q3 2023 includes 2.07 MMboe of LNG, 0.08 MMboe of condensate and 0.05 MMboe of NGL, Q2 2023 includes 1.96 MMboe of LNG, 0.08 MMboe of condensate and 0.05 MMboe of NGL and Q3 2022 includes 2.35 MMboe of LNG and 0.09 MMboe of condensate and 0.05 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

[7]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[8]

Q3 2023 includes 0.26 MMboe, Q2 2023 includes 0.23 MMboe and Q3 2022 includes 0.30 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

		Three months ended			Year to date
		Sep 2023	Jun 2023	Sep 2022	Sep 2023	Sep 2022[9]
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	350	349	219	1,029	341
Trinidad & Tobago	Mboe	2,413	2,723	2,102	7,372	2,931
Other[10]	Mboe	17	—	—	47	—

Total	Mboe	2,780	3,072	2,321	8,448	3,272

Crude oil and condensate
Atlantis	Mbbl	2,714	2,792	1,257	8,202	2,244
Mad Dog	Mbbl	2,188	1,627	838	4,754	1,249
Shenzi	Mbbl	2,158	2,599	2,452	7,353	3,217
Trinidad & Tobago	Mbbl	201	294	365	792	515
Other[10]	Mbbl	36	81	81	156	108

Total	Mboe	7,297	7,393	4,993	21,257	7,333

NGL
Gulf of Mexico	Mbbl	362	350	244	1,043	363
Other[10]	Mbbl	10	—	—	27	—

Total	Mboe	372	350	244	1,070	363

Total International	Mboe	10,449	10,815	7,558	30,775	10,968
	Mboe/day	114	119	82	113	40

Total production	Mboe	47,831	44,493	51,248	139,114	106,105
	Mboe/day	520	489	557	510	389

[9]	September 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[10]	Overriding royalty interests held in the Gulf of Mexico (GoM) for several producing wells.

Product sales

		Three months ended			Year to date
		Sep 2023	Jun 2023	Sep 2022	Sep 2023	Sep 2022[11]
AUSTRALIA
LNG
North West Shelf	Mboe	7,639	9,003	8,441	27,206	19,069
Pluto	Mboe	12,622	9,592	11,862	33,524	32,389
Wheatstone[12]	Mboe	2,541	2,312	2,898	7,203	6,883

Total	Mboe	22,802	20,907	23,201	67,933	58,341

Pipeline gas
Bass Strait	Mboe	4,506	4,113	6,564	11,701	8,758
Other	Mboe	3,243	3,040	3,436	9,222	5,813

Total	Mboe	7,749	7,153	10,000	20,923	14,571

Crude oil and condensate
North West Shelf	Mbbl	1,640	1,855	2,140	4,584	3,776
Pluto	Mbbl	1,228	614	838	2,456	3,138
Wheatstone	Mbbl	689	309	325	1,348	968
Bass Strait	Mbbl	1,407	1,035	1,435	2,524	1,768
Ngujima-Yin	Mbbl	708	—	1,502	1,849	5,274
Okha	Mbbl	1,297	—	1,298	1,950	1,917
Macedon & Pyrenees	Mbbl	1	1,032	502	1,551	502

Total	Mboe	6,970	4,845	8,040	16,262	17,343

NGL
North West Shelf	Mbbl	263	255	701	688	701
Pluto	Mbbl	32	73	—	287	—
Bass Strait	Mbbl	959	903	1,999	2,971	2,212

Total	Mboe	1,254	1,231	2,700	3,946	2,913

Total Australia	Mboe	38,775	34,136	43,941	109,064	93,168

[11]	September 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[12]	Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.16 MMboe in Q3 2023, 0.15 MMboe in Q2 2023 and 0.09 MMboe in Q3 2022.

		Three months ended			Year to date
		Sep 2023	Jun 2023	Sep 2022	Sep 2023	Sep 2022[13]
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	321	341	214	1,005	341
Trinidad & Tobago	Mboe	2,574	2,700	2,118	7,569	2,954
Other[14]	Mboe	7	6	9	20	12

Total	Mboe	2,902	3,047	2,341	8,594	3,307

Crude oil and condensate
Atlantis	Mbbl	2,442	2,710	1,466	7,820	2,349
Mad Dog	Mbbl	2,041	1,628	891	4,610	1,270
Shenzi	Mbbl	2,123	2,652	2,636	7,448	3,354
Trinidad & Tobago	Mbbl	242	248	443	903	647
Other[14]	Mbbl	61	65	77	189	105

Total	Mboe	6,909	7,303	5,513	20,970	7,725

NGL
Gulf of Mexico	Mbbl	379	363	276	1,084	400
Other[14]	Mbbl	4	3	4	11	6

Total	Mboe	383	366	280	1,095	406

Total International	Mboe	10,194	10,716	8,134	30,659	11,438

MARKETING
LNG[15]	Mboe	4,329	3,532	5,023	12,344	12,102

Total	Mboe	4,329	3,532	5,023	12,344	12,102

Total Marketing	Mboe	4,329	3,532	5,023	12,344	12,102

Total sales	Mboe	53,298	48,384	57,098	152,067	116,708

[13]	September 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[14]	Overriding royalty interests held in the GoM for several producing wells.
[15]	Purchased LNG volumes sourced from third parties.

Revenue (US$ million)

	Three months ended			Year to date
	Sep 2023	Jun 2023	Sep 2022	Sep 2023	Sep 2022[16]
AUSTRALIA
North West Shelf	575	667	1,081	2,512	2,240
Pluto	923	724	1,716	2,778	3,831
Wheatstone[17]	246	204	300	774	727
Bass Strait	379	328	656	918	888
Macedon	41	53	41	145	57
Ngujima-Yin	64	—	162	164	598
Okha	103	—	124	159	191
Pyrenees	—	89	69	139	70

INTERNATIONAL
Atlantis	209	203	134	611	243
Mad Dog	170	116	81	354	125
Shenzi	178	200	249	577	332
Trinidad & Tobago[18]	17	112	143	265	209
Other[19]	5	4	7	14	10

Marketing revenue[20]	298	344	1,043	1,121	2,033

Total sales revenue[21]	3,208	3,044	5,806	10,531	11,554

Processing revenue	50	38	50	135	127
Shipping and other revenue	1	2	2	7	10

Total revenue	3,259	3,084	5,858	10,673	11,691

Realised prices

		Three months ended				Three months ended
	Units	Sep 2023	Jun 2023	Sep 2022	Units	Sep 2023	Jun 2023	Sep 2022[16]
LNG produced[22]	$/MMBtu	10.3	10.9	19.1	$/boe	65	69	117
LNG traded[23]	$/MMBtu	8.2	11.0	32.7	$/boe	52	70	207
Pipeline gas	$/boe	28	37	49
Oil and condensate	$/bbl	82	75	95	$/boe	82	75	95
NGL	$/bbl	45	41	48	$/boe	45	41	48

Average realised price					$/boe	60	63	102

Dated Brent					$/bbl	87	78	101
JCC (lagged three months)					$/bbl	84	87	111
WTI					$/bbl	82	74	92
JKM					$/MMBtu	10.9	12.6	36.0
TTF					$/MMBtu	10.3	12.6	50.9

[16]	September 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[17]

Q3 2023 includes $11 million, Q2 2023 includes $11 million and Q3 2022 includes $10 million recognised in relation to periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. These amounts will be included within other income/(expenses) in the financial statements rather than operating revenue.

[18]	Includes the impact of periodic adjustments related to the production sharing contract (PSC).
[19]	Overriding royalty interests held in the GoM for several producing wells.
[20]	Values include revenue generated from purchased LNG volumes, as well as the marketing margin on the sale of Woodside’s produced liquids portfolio. Hedging impacts are excluded.
[21]	Total sales revenue excludes all hedging impacts.
[22]	Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.
[23]	Excludes any additional benefit attributed to produced LNG through third-party trading activities.

•	Average realised price for pipeline gas was A$6.1/GJ in Western Australia, A$12.3/GJ in east coast Australia and $3.75/Mcf for International in Q3 2023.[24]

Expenditure (US$ million)

	Three months ended			Year to date
	Sep 2023	Jun 2023	Sep 2022	Sep 2023	Sep 2022[25]
Exploration and evaluation expense
Exploration and evaluation expensed	123	81	181	256	215
Permit amortisation	3	2	5	7	8

Total	126	83	186	263	223

Capital expenditure
Exploration and evaluation capitalised[26],[27]	3	92	101	132	111
Oil and gas properties	1,313	1,229	1,056	3,821	2,561

Total	1,316	1,321	1,157	3,953	2,672

Trading costs	265	237	727	887	1,517

Key project expenditure (US$ million)

	Three months ended			Year to date
	Sep 2023	Jun 2023	Sep 2022	Sep 2023	Sep 2022
Capital expenditure
Scarborough[28]	613	578	442	1,817	1,242
Sangomar	257	272	278	808	727
Trion	111	8	—	119	—

[24]	Average realised price for International excludes the impact of periodic adjustments related to the PSC in Trinidad.
[25]	September 2022 reflects the expenditure relating to interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[26]

Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[27]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. This table does not reflect the impact of such transfers.

[28]

Scarborough key project expenditure includes Scarborough offshore, Pluto Train 2, Pluto Train 1 modifications and Train 2 tie-in spend. Prior period comparatives have been restated to include Pluto Train 1 modifications and Train 2 tie-in spend of $18 million in Q3 2022 and $52 million in YTD Q3 2022.

Exploration

•	In the US Gulf of Mexico, the Spinel well (non-operated) completed drilling in August 2023. The well did not encounter hydrocarbons.

•	Woodside drilled the Gemtree well in Australia. The well was unsuccessful, encountering minor gas shows in the primary target.

Exploration or appraisal wells drilled

Region	Permit area	Well	Target	Interest (%)	Spud date	Water depth (m)	Planned well depth (m)[29]	Remarks
Gulf of Mexico	GC 436	Spinel	Oil	44% Non-operator	7 June 2023	1,258	7,042	Drilling complete
Australia	WA49-L	Gemtree	Gas	65% Operator	25 August 2023	202m	3554	Drilling complete

Permits and licences

Key changes to permit and licence holding during the quarter ended 30 September 2023 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
Gulf of Mexico	GC 520, GC 564	(100%)	0%

[29]	Well depths are referenced to the rig rotary table.

Production rates

Average daily production rates (100% project) for the quarter ended 30 September 2023:

	Woodside share[30]	Production rate (100% project, Mboe/d)		Remarks
		Sep 2023	Jun 2023
AUSTRALIA
NWS Project
LNG	29.91%	238	321	Production was lower due to planned turnaround and maintenance activities on the North Rankin Complex, Goodwyn Platform and the Karratha Gas Plant.
Crude oil and condensate	29.88%	46	57
NGL	33.27%	10	11

Pluto LNG
LNG	90.00%	123	83	Production was higher following completion of planned maintenance and turnaround in Q2 2023.
Crude oil and condensate	90.00%	11	8

Pluto-KGP Interconnector
LNG	100.00%	22	22
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	0

Wheatstone[31]
LNG	11.86%	239	240
Crude oil and condensate	14.90%	31	31

Bass Strait
Pipeline gas	43.75%	105	105
Crude oil and condensate	45.96%	23	22
NGL	45.83%	30	29

Australia Oil
Ngujima-Yin	60.00%	21	0	Production was higher following completion of planned maintenance, with production recommencing in July.
Okha	50.00%	13	9
Pyrenees	64.97%	12	13

Other
Pipeline gas[32]	38	34

[30]	Woodside share reflects the net realised interest for the period.
[31]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has 65% participating interest and is the operator.
[32]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

	Woodside share[33]	Production rate (100% project, Mboe/d)		Remarks
		Sep 2023	Jun 2023
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	77	80
NGL	38.50%	5	5
Pipeline Gas	38.50%	6	7

Mad Dog
Crude oil and condensate	20.86%	114	86	Production was higher due to the continuation of ramp-up activities for Mad Dog Phase 2.
NGL	20.86%	4	2
Pipeline Gas	20.86%	2	2

Shenzi
Crude oil and condensate	64.39%	36	44	Completed turnaround for Shenzi North tie-ins and maintenance
NGL	64.39%	2	2
Pipeline Gas	64.39%	1	1

Trinidad & Tobago
Crude oil and condensate	41.72%[34]	5	5
Pipeline gas	46.58%[34]	56	57

[33]	Woodside share reflects the net realised interest for the period.
[34]	Operations governed by production sharing contracts, Woodside share changes monthly.

Forward looking statements

Disclaimer and important notice

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding development, completion and execution of Woodside’s projects, guidance with respect to production, expectations regarding future capital commitment, future results of projects, operating activities, new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements. The information and statements in this announcement about Woodside’s future strategy and other forward-looking statements are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions and are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices; actual demand; currency fluctuations; geotechnical factors; drilling and production results; gas commercialisation; development progress; operating results; engineering estimates; reserve and resource estimates; loss of market; industry competition; environmental risks; physical risks; legislative, fiscal and regulatory developments; changes in accounting standards; economic and financial markets conditions in various countries and regions; political risks; project delay or advancement; approvals; cost estimates; the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws; and the impact of general economic conditions, prevailing exchange rates and interest rates and conditions in financial markets.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and London Stock Exchange, and in Woodside’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this announcement.

All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this announcement, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report.

Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

All figures are Woodside share for the quarter ending 30 September 2023, unless otherwise stated.

All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd or its applicable subsidiaries.

Other conversion factors

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids (NGL)	1 bbl	1 boe

Facility	Unit	LNG conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe

bbl	barrel
bcf	billion cubic feet of gas
boe	barrel of oil equivalent
Mbbl	thousand barrels
Mboe	thousand barrels of oil equivalent
Mcf	thousand cubic feet of gas
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf	million standard cubic feet of gas
scf	standard cubic feet of gas

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.